FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

DORATO RESOURCES INC. (the “Issuer”)
Suite 2300 – 1177 West Hastings Street
Vancouver, B.C. V6E 2K3

Item 2.	Date of Material Change

May 4, 2012

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is May 4, 2012. The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer provides an property update.

Item 5.	Full Description of Material Change

The Issuer reports its decision to terminate the Option Agreement with Minera Afrodita, Peru for their 5000 hectare concession block within the Cordillera del Condor. This block represents less than five percent of the entire 106,000 hectare concession controlled by the Issuer. Future work programs are expected to focus on anomalous silt samples within the main concession block, as well as generate new anomalies in areas to the north in the Ponce Atunez and Cangaza concession blocks, adjacent to the most highly mineralized regions to the west in Ecuador (Mirador porphyry copper-gold and Fruta del Norte epithermal gold deposits).

The Issuer has initiated planning new work programs at Cobrecon Este and targets to the south (http://www.doratoresources.com/s/RegionalPorphyrySystems.asp) that will consist of stream sediment, soil, and outcrop sampling, coupled with regional mapping. Additionally detailed stream sediment and reconnaissance rock sampling is planned for the Ponce Atunez (http://www.doratoresources.com/i/maps/Targets_PonceAtunez_TMI_EM_K.jpg) and Cangaza concession blocks to the north, where the regional geophysics has generated several magnetic anomalies. The stream sampling will identify anomalous areas to outline mineralization through soil sampling of ridges, combined with channel sampling of any mineralization seen in outcrops.

At the Issuero’s Deborah property, in southern Cajamarca region, the next work program will consist of about 800 metres of hand trenching and channel sampling on both the Central and Northeast targets (http://www.doratoresources.com/s/Cajamarca.asp). As well, the soil sample grid at the Northeast Target will be extended to the north to close off the multi-element anomaly there.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of potential mineral deposits/resources/reserves, business and financing plans and business trends, are forward-looking statements. Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Issuer cautions investors that any forward- looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Issuer may produce or plan to produce, the Issuer's inability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, to obtain the required supreme decree from Peruvian authorities and other risks and uncertainties disclosed in the Issuer’s Amended 2010 Annual Information Form filed with certain securities commissions in Canada and the Issuer’s 2010 Annual Report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Issuer and filed with the appropriate regulatory agencies. All of the Issuer's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Keith J. Henderson, President & CEO
Business Telephone No.: (604) 638-5817

Item 9.	Date of Report

September 26, 2011